[redacted]

08027177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cabrera Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 South LaSalle Street, Suite 1050
(No. and Street)

Chicago, (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin Cabrera, Jr. (312) 236-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, #1910 (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Robert Aguilar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrera Capital Markets, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 28th day of February, 2008.

Signature

Chief Operating Officer

Title

Notary Public

Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABRERA CAPITAL MARKETS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

(FILED PURSUANT TO RULE 17a-5(d)
UNDER THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Members
Cabrera Capital Markets, LLC
Chicago, Illinois 60603

I have audited the accompanying statement of financial condition of Cabrera Capital Markets, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cabrera Capital Markets, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountant

Chicago, Illinois
February 28, 2008

CABRERA CAPITAL MARKETS, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 500,516
Commissions & fees receivable	2,056,394
Receivable from clearing broker	4,647,792
Deposit with broker/dealer	100,000
Securities owned – at market value	5,169,423
Property, plant and equipment, net of accumulated depreciation of $155,122	269,025
Other assets	145,757
Total assets	$ 12,888,907

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 1,086,835
Payable to clearing broker	5,844,212
Subordinated loan	2,250,000
Total liabilities	9,181,047
Members' Capital	3,707,860
Total liabilities and members' capital	$ 12,888,907

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

(1) ORGANIZATION AND GENERAL

Cabrera Capital Markets, LLC, (the Company), was incorporated in the State of Illinois on April 24, 2003. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. and the National Futures Association. The Company's principal business is the sale of securities and participation in underwritings.

Prior to April 24, 2003, the Company was a wholly owned subsidiary of Cabrera Capital Management, Inc. and was incorporated in the State of Wisconsin on September 5, 1986.

Effective May 1, 2001, in conjunction with an ownership change, the name of the Corporation was changed from First Securities Corporation to Cabrera Capital Markets, Inc.

Effective April 10, 2007, the Company formed a limited liability company in the State of Delaware. Pursuant to a request to FINRA, Inc., the Company was allowed to restructure its former corporate form into the successor limited liability company.

Under the terms of the change in formation, the Company contributed all of its assets and liabilities to the newly formed limited liability company and was granted regulatory approval from FINRA to continue operations as a registered broker-dealer as the successor limited liability company.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the agreement.

(2) SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements represent the activity of the Company for the entire year which includes operating activities while conducting business as a corporation and as a successor limited liability company.

A summary of significant accounting policies which have been followed by Cabrera Capital Markets, Inc. in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets.

(2) SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Securities Owned/Securities Sold

Securities owned and securities sold are valued at quoted market prices consistent with industry practice.

Income Recognition

Securities transactions and related revenue and expense, other than the sale of direct participation programs are recorded on a trade date basis. Revenue derived from underwritings and direct participation programs (on contingent offerings) is recognized at the time the escrow agent distributes sales commissions to the Company.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision of credit has been made for Federal income taxes, as the Company's income is directly taxable to the individual members.

(3) CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK

Clearing Agreement – the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby that broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer while this agreement is in effect. The Company has also agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the clearing broker/dealer. The Company has deposited $100,000 with the clearing broker/dealers to assure the Company's performance under the agreements.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during the period ended December 31, 2007.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of $3,311,004 and $250,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to the members.

(5) TRADING ACTIVITIES

The Company engages in proprietary trading of securities. All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the Company's management.

Securities owned at December 31, 2007 consisted of the following:

Corporate obligations	$	940,773
Common stock and equity securities		140,485
Municipal bonds		4,079,665
Other		8,500
Total		5,169,423

The results of the trading activities as of December 31, 2007 are summarized in the following below:

Various municipal bonds, U.S. government bond, and equity securities	$	201,234

(6) LIABILITIES SUBORDINATED TO CREDITORS

The borrowing under a subordination agreement at December 31, 2007 is listed below:

Subordinated loan agreement, LaSalle Bank, NA prime plus 1.75% (effectively 9.75% at December 31, 2007), due February 15, 2011	$	2,250,000

Interest expense in the amount of $167,670 was paid on this borrowing during the year ended December 31, 2007.

This subordinated borrowing is covered by agreements approved by the Financial Industry Regulatory Authority, Inc. and are thus available in computing net capital under the Securities and Exchange Commisson's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The subordinated loan has been approved in the amount of $2,500,000 of which the outstanding balance was $2,250,000 at December 31, 2007.

(7) COMMITMENTS AND CONTINGENCIES

The Company occupies its offices under leases which expire through June 30, 2015. Rent expense including utilities and additional operating costs for the fiscal year ended December 31, 2007 was $482,481. Future rental commitments under the terms of the leases are as follows:

Year Ending		Minimum Rent
2008		$ 283,777
2009		265,848
2010		268,145
2011		270,441
2012		272,738
	Subtotal:	1,360,949
Thereafter		316,917
Total		$ 1,677,866

END